SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 MAY -6 AM 8:50

30 April 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02028784

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 April 2002 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 30 April 2002.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dlw 5/6

E:\tn\cwtc\2002-1Q\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

The Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective 40% interest in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2002 on 29 April 2002. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The Summary of the Profit and Loss Account of CWTC Listco is provided below.

The Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective 40% interest in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2002 on 29 April 2002. The Summary of the Profit and Loss Account of CWTC Listco is provided below:–

CHINA WORLD TRADE CENTER COMPANY LIMITED
SUMMARY OF THE PROFIT AND LOSS ACCOUNT
FOR THE FIRST QUARTER ENDED 31 MARCH 2002 – UNAUDITED

	For the first quarter ended 31 March 2002		% change as compared to the corresponding period of 2001
	US$'000	*RMB'000*	
Revenue from principal activity	18,897	156,405	+12.63%
Profit from principal activity	9,439	78,120	+21.00%
Profit from other activities	0	0	
Expenses during the period	928	7,683	
Investment gain/(loss)	(136)	(1,126)	
Net non-operating income	90	740	
Income tax	2,840	23,508	
Net Profit	5,625	46,543	+22.77%

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE 40% INTEREST, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 29 April 2002